FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of December 2002

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No __X___

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

Exhibit Index is on Page 3

This Current Report on Form 6-K is expressly incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2002   KERZNER INTERNATIONAL LIMITED

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
                  Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Press Release on December 4, 2002 Kerzner International To Brand *One&Only* Across Luxury Resorts

Exhibit 99.1



FROM: Kerzner International Limited
The Bahamas
Contact: Omar Palacios
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER INTERNATIONAL TO BRAND
ONE&ONLY ACROSS LUXURY RESORTS

PARADISE ISLAND, The Bahamas, December 4, 2002 – Kerzner International Limited (NYSE: KZL) (the "Company") announced today that its luxury resort hotels will be operated and marketed under the "One&Only" brand.   Including investments financed at the local level, and also contemplated expansion projects, One&Only's management team will have overseen approximately $500 million in luxury resort development.   This has created a collection of unique resorts that sets the Company on its way to achieve its goal of becoming the pre-eminent worldwide luxury resort operator.

One&Only is designed exclusively for the luxury resort market.   Conceived as a hallmark of quality, this unified branding approach will raise the group's profile amongst owners, partners and investors and bring it to front of mind for these audiences and for consumers alike.   The brand will consolidate the success of the Company's finest properties worldwide, and combined with Kerzner's experience as a luxury resort operator, One&Only will provide a catalyst for future expansion into exciting new locations.

The One&Only brand is being launched from the re-opening of the One&Only Le Touessrok, Mauritius, this week, and will be followed by the opening of the newly-expanded One&Only Royal Mirage later in the month. Three other resorts complete the brand's prestigious portfolio: the One&Only Le Saint Géran, Mauritius, the One&Only Ocean Club, Bahamas and the One&Only Kanuhura, Maldives. The recently-acquired Palmilla, Mexico, once extended, will become the One&Only Palmilla.   These initial properties will be joined by the development of new luxury resorts in the Company's development pipeline.   The Company will introduce One&Only to the travel trade and consumer worldwide in early to mid-2003 through an integrated marketing campaign.

Butch Kerzner, CEO of One&Only, comments:

"When it comes to developing new hotels, we do not apply a standard formula. One&Only is a guarantee that each of our hotels will provide a distinctive and unique experience. At the same time, each hotel is underpinned by our passion for quality, fun and luxury. We do luxury, but not in a stuffy way. We like to offer our guests lots of choices, from taking a complete break from it all, and having some peace and quiet, to being more active and enjoying all the entertainment and facilities on offer. These values are the heart and soul of One&Only. It's a brand built on our long experience, which we believe makes us better than anyone else at understanding the business."

The Company plans to brand all its future luxury resort hotels as One&Only. A new One&Only resort is currently under development on the island of Reethi Rah in the Maldives and a new property in Marrakech, Morroco, is in early stages of planning. Further One&Only properties in other markets are currently being considered.

About One&Only

One&Only Resorts is the management company behind the resort hotels of Kerzner International Limited, a leading international developer and operator of premier resorts, casinos and luxury hotels. One&Only is the new brand that Kerzner has created for its rapidly expanding portfolio of 5-star, luxury properties.

One&Only is distinguished by a simple philosophy: the promise of distinctive resorts and an outstanding experience at the world's best locations. There are currently five One&Only resorts to be discovered:

On Mauritius, the One&Only Le Saint Géran and the One&Only Le Touessrok;
In the Bahamas, the One&Only Ocean Club on Paradise Island;
In Dubai, the One&Only Royal Mirage; and
In the Maldives, the One&Only Kanuhura.

Each of these luxury resort hotels has its own particular life and energy. Each has its own beautiful design and craft, taking from and adding to its surroundings.

The recently-acquired Palmilla in Mexico and a new property on the island of Reethi Rah, Maldives, which is currently under development, will shortly join the brand's portfolio. A new property in Marrakech, Morroco, is in early stages of planning.

www.oneandonlyresorts.com

About the Company

Kerzner International Limited is a leading international developer and operator of premier casinos, resorts and luxury hotels. The Company's flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the profitable casino resort destinations in the United States. "The Company will continue to seek opportunities for further major destination casino resorts for which it will create and build strong, stand-alone brands like Atlantis", says Sol Kerzner, Chairman and CEO of Kerzner International. In the luxury resort hotel business, the Company manages a collection of nine luxury resorts in The Bahamas, Mauritius, Dubai, the Maldives and Mexico, and has entered into a management and development agreement for a new property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

Inquiries should be directed to Omar Palacios, Vice President of Investor Relations of Kerzner International Limited at +1.242.363.6016 or email at Omar.Palacios@kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company's public filings with the Securities Exchange Commission.

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